Exhibit 99.4

Unaudited condensed combined pro forma financial information

Unaudited condensed combined pro forma financial information

The following unaudited condensed combined pro forma financial information is based on the historical consolidated financial statements of AerCap Holdings N.V. and its subsidiaries (“AerCap”) and the historical condensed combined carve-out financial statements of GE Capital Aviation Services (“GECAS”), the aviation leasing business of General Electric Company (“GE”), and is intended to provide information about how AerCap’s acquisition of GECAS (the “GECAS Transaction”) might have affected the historical financial statements of AerCap if it had been consummated at an earlier time. The unaudited condensed combined pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosure about Acquired and Disposed Businesses”, as adopted by the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2020. AerCap has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the following unaudited condensed combined pro forma financial information. The unaudited condensed combined pro forma financial information is provided for informational purposes only and it does not purport to indicate the financial position or results of operations that would have actually resulted had the GECAS Transaction, and related financings, been completed on the assumed date or for the periods presented, nor should it be taken as indicative of the future financial position or results of operations of AerCap.

The unaudited condensed combined pro forma financial information gives effect to the GECAS Transaction, together with related financings, and the application of the net proceeds therefrom. The unaudited condensed combined pro forma balance sheet has been prepared as of June 30, 2021, and gives effect to the GECAS Transaction, and related financings, as if they had occurred on that date. The unaudited condensed combined pro forma income statements have been prepared for the year ended December 31, 2020 and the six month period ended June 30, 2021, and give effect to the GECAS Transaction and related financings as if they had occurred on January 1, 2020, the beginning of the earliest period presented. The unaudited condensed combined pro forma financial information should be read in conjunction with the accompanying notes thereto.

The unaudited condensed combined pro forma financial information is based on, and should be read in conjunction with, the following:

•

(i) the audited historical consolidated financial statements of AerCap as of and for the year ended December 31, 2020, and the related notes thereto, included in AerCap’s Annual Report on Form 20-F for the year ended December 31, 2020; (ii) the unaudited historical condensed consolidated financial statements of AerCap as of June 30, 2021, and for the three and six months ended June 30, 2021, and the related notes thereto, included in AerCap’s Interim Financial Report on Form 6-K for the quarter ended June 30, 2021; (iii) “Operating and Financial Review and Prospects” included in AerCap’s Annual Report on Form 20-F for the year ended December 31, 2020; and (iv) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in AerCap’s Interim Financial Report on Form 6-K for the quarter ended June 30, 2021; and

•

(i) the audited historical combined carve-out financial statements of GECAS as of and for the year ended December 31, 2020, and the related notes thereto; (ii) the unaudited historical condensed combined carve-out financial statements of GECAS as of June 30, 2021, and for the three and six month periods ended June 30, 2021 and the related notes thereto; and (iii) a description of the GECAS business and certain risks related to the GECAS business, together with the Management’s Discussion and Analysis in connection with the audited combined financial statements and unaudited combined financial statements of GECAS, in each case as filed as exhibits to AerCap’s Report on Form 6-K filed with the SEC on October 19, 2021.

Unaudited condensed combined pro forma financial information

The unaudited condensed combined pro forma financial information has been prepared using the acquisition method of accounting under U.S. GAAP. AerCap will acquire or subscribe for equity interests that, upon consummation of the GECAS Transaction, will constitute all of the issued and outstanding equity interests of the entities comprising the GECAS business in exchange for the following consideration to be delivered to GE:

•

Approximately $24 billion cash consideration subject to adjustment pursuant to the terms of the definitive agreement (the “Transaction Agreement”) AerCap entered into with GE pursuant to which AerCap will acquire, through wholly-owned subsidiaries, 100% of GECAS, including an adjustment in respect of net cash generated by the GECAS business, from September 30, 2020 to the consummation of the GECAS Transaction (the ‘‘Cash Adjustment’’), which is estimated to result in an approximate $1.1 billion reduction in cash consideration to be transferred to GE;

•	$1 billion of subordinated notes or senior notes (‘‘AerCap Notes’’), to be determined at AerCap’s option; and

•

111.5 million newly-issued AerCap ordinary shares (subject to adjustment pursuant to the terms of the Transaction Agreement), representing approximately 46% of AerCap’s outstanding shares upon the consummation of the GECAS Transaction.

AerCap has used currently available information to determine preliminary fair value estimates for the purchase consideration and its allocation to the GECAS assets acquired and liabilities assumed, which estimates it believes are reasonable under the circumstances. AerCap has estimated the fair value of GECAS’ assets and liabilities based on reviews of historical GECAS financial information, preliminary valuation studies, discussions with GECAS management and other due diligence procedures. The assumptions and estimates used to determine the pro forma adjustments including the preliminary purchase price allocation and fair value adjustments are described in the notes accompanying the condensed combined pro forma financial information. Differences between these preliminary estimates and the final purchase accounting may occur and these differences could be material. The unaudited condensed combined pro forma financial information was prepared using the acquisition method of accounting under ASC 805, Business Combinations (“ASC 805”). Based on ASC 805, AerCap will be treated as the acquirer in the GECAS Transaction for accounting purposes.

AerCap expects to incur significant costs associated with integrating the operations of GECAS and AerCap. The unaudited condensed combined pro forma financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or operating synergies that may result from the GECAS Transaction.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Unaudited condensed combined pro forma balance sheet

As of June 30, 2021

	As of June 30, 2021
						Transaction accounting adjustments
	AerCap Historical	GECAS Historical	Conforming adjustments			Purchase accounting adjustments			Acquisition financing adjustments			Pro forma combined
	(U.S. Dollars in thousands, except share and per share data)
Assets
Cash and cash equivalents	$1,402,918	$27,905	$—			$(22,803,438)	(6a	)	$23,865,000	(7a	)	$2,492,385
Restricted cash	190,447	3,135	—			—			—			193,582
Trade receivables	150,431	—	320,701	(5a	)	—			—			471,132
Flight equipment held for operating leases, net	34,740,867	28,775,335	65,660	(5b	)	(5,268,006)	(6b	)	—			58,313,856
Investment in finance and sales-type leases, net	859,153	—	1,699,213	(5c	)	(185,880)	(6c	)	—			2,372,486
Flight equipment held for sale	51,441	641,558	—			—			—			692,999
Prepayments on flight equipment	1,871,816	2,632,906	918,268	(5d	)	(100,321)	(6d	)	—			5,322,669
Maintenance rights and lease premium, net	614,171	—	68,489	(5e	)	2,320,407	(6e	)	—			3,003,067
Other intangibles, net	214,046	—	21,850	(5f	)	(21,850)	(6f	)	—			214,046
Deferred income tax assets	126,138	—	—			—			—			126,138
Other assets	1,602,665	1,196,514	950,120	(5g	)	(466,031)	(6g	)	—			3,283,268
Financing receivables, net of allowance for credit losses	—	2,100,949	(2,100,949)	(5h	)	—			—			—
Operating lease receivables	—	1,090,795	(1,090,795)	(5i	)	—			—			—
Associated companies	—	645,818	(645,818)	(5j	)	—			—			—
Operating lease right-of-use assets	—	116,400	(116,400)	(5k	)	—			—			—
Goodwill and intangible assets, net	—	90,339	(90,339)	(5l	)	—			—			—

Total Assets	$41,824,093	$37,321,655	$—			$(26,525,119)			$23,865,000			$76,485,628

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,042,419	$396,994	$157,473	(5m	)	$(10,679)	(6h	)	$—			$1,586,207
Accrued maintenance liability	1,648,197	1,345,435	(16,971)	(5n	)	(298,930)	(6i	)	—			2,677,731
Lessee deposit liability	587,335	219,047	66,932	(5o	)	(39,386)	(6j	)	—			833,928
Debt	28,098,620	83,820	24,726	(5p	)	1,003,432	(6k	)	23,865,000	(7a	)	53,075,598
Deferred income tax liabilities	996,023	2,357,262	—			(1,102,531)	(6l	)	—			2,250,754
Deferred income	—	157,473	(157,473)	(5m	)	—			—			—
Sales deposits	—	49,961	(49,961)	(5q	)	—			—			—
Short-term borrowings, net of debt issuance costs	—	24,726	(24,726)	(5p	)	—			—			—

Total Liabilities	32,372,594	4,634,718	—			(448,094)			23,865,000			60,424,218
Ordinary share capital	1,721	—	—			1,360	(6m	)	—			3,081
Additional paid-in capital	1,924,771	—	—			6,736,585	(6m	)	—			8,661,356
Treasury shares	(313,952)	—	—			—			—			(313,952)
Accumulated other comprehensive loss	(117,713)	(79,522)	—			79,522	(6m	)	—			(117,713)
Accumulated retained earnings	7,888,710	—	—			(128,034)	(6m	)	—			7,760,676
Net parent investment	—	32,766,458	—			(32,766,458)	(6m	)	—			—

Total shareholders’ equity	9,383,537	32,686,936	—			(26,077,025)			—			15,993,448
Non-controlling interest	67,962	—	—			—			—			67,962

Total Equity	9,451,499	32,686,936	—			(26,077,025)			—			16,061,410

Total Liabilities and Equity	$41,824,093	$37,321,655	$—			$(26,525,119)			$23,865,000			$76,485,628

See the accompanying notes to the unaudited condensed combined pro forma financial information, which are an integral part of these statements.

Unaudited condensed combined pro forma combined income statement

For the six months ended June 30, 2021

	Six Months Ended June 30, 2021
						Transaction accounting adjustments
	AerCap Historical	GECAS Historical	Conforming adjustments			Purchase accounting adjustments			Acquisition financing adjustments			Pro forma combined
	(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	$1,760,324	$—	$1,417,792	(5r	)	$(76,794)	(6n	)	$—			$3,101,322
Maintenance rents and other receipts	313,829	—	173,041	(5s	)	—			—			486,870

Total lease revenue	2,074,153	—	1,590,833			(76,794)			—			3,588,192
Net gain on sale of assets	27,248	40,484	(765)	(5t	)	—			—			66,967
Other income	226,017	35,682	19,826	(5u	)	—			—			281,525
Operating lease revenue, net	—	1,468,115	(1,468,115)	(5v	)	—			—			—
Finance lease and interest revenue, net	—	110,620	(110,620)	(5w	)	—			—			—
Operating lease revenue from GE	—	63,031	(63,031)	(5x	)	—			—			—

Total Revenues and other income	2,327,418	1,717,931	(31,872)			(76,794)			—			3,936,684
Expenses
Depreciation and amortization	788,720	929,303	14,203	(5y	)	(384,877)	(6o	)	—			1,347,349
Asset impairment	73,386	66,750	—	(5z	)	—			—			140,136
Interest expense	573,704	408,495	—			20,232	(6p	)	(54,671)	(7b	)	947,760
Loss on debt extinguishment	6,061	—	—			—			—			6,061
Leasing expenses	103,542	74,114	(6,418)	(5aa	)	111,050	(6q	)	—			282,288
Selling, general and administrative expenses	130,422	99,028	2,309	(5ab	)	—			—			231,759
Transaction-related expenses	94,675	—	—			—	(6r	)	—			94,675
Other expenses	—	48,486	(48,486)	(5ac	)	—			—			—
Provision for financing receivables	—	(6,520)	6,520	(5ad	)	—			—			—

Total Expenses	1,770,510	1,619,656	(31,872)			(253,595)			(54,671)			3,050,028
Loss on investment at fair value	(2,463)	—	—			—			—			(2,463)

Income before income taxes and income of investments accounted for under the equity method	554,445	98,275	—			176,801			54,671			884,193
Income tax expense	(80,395)	(27,855)	—			(22,100)	(6s	)	(6,834)	(7c	)	(137,184)
Equity in net earnings of investments accounted for under the equity method	3,855	19,351	—			—			—			23,206

Net income	$477,905	$89,771	$—			$154,701			$47,837			$770,215
Net income attributable to non-controlling interest	(129)	—	—			—			—			(129)

Net income attributable to the combined company	$477,776	$89,771	$—			$154,701			$47,837			$770,086

Basic earnings per share	$3.73											$3.21
Diluted earnings per share	$3.68											$3.19
Weighted average shares outstanding - basic	128,064,564					111,500,000	(6m	)				239,564,564
Weighted average shares outstanding - diluted	129,690,334					111,500,000	(6m	)				241,190,334

See the accompanying notes to the unaudited condensed combined pro forma financial information, which are an integral part of these statements.

Unaudited condensed combined pro forma income statement

For the year ended December 31, 2020

	Year Ended December 31, 2020
						Transaction accounting adjustments
	AerCap Historical	GECAS Historical	Conforming adjustments			Purchase accounting adjustments			Acquisition financing adjustments			Pro forma combined
	(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents	$3,761,611	$—	$3,130,969	(5r	)	$(152,996)	(6n	)	$—			$6,739,584
Maintenance rents and other receipts	559,395	—	411,339	(5s	)	—			—			970,734

Total lease revenue	4,321,006	—	3,542,308			(152,996)			—			7,710,318
Net gain on sale of assets	89,618	193,380	8,009	(5t	)	—			—			291,007
Other income	83,005	26,652	29,096	(5u	)	—			—			138,753
Operating lease revenue, net	—	3,251,769	(3,251,769)	(5v	)	—			—			—
Finance lease and interest revenue, net	—	198,962	(198,962)	(5w	)	—			—			—
Operating lease revenue from GE	—	179,717	(179,717)	(5x	)	—			—			—

Total Revenues and other income	4,493,629	3,850,480	(51,035)			(152,996)			—			8,140,078
Expenses
Depreciation and amortization	1,645,373	1,938,005	38,291	(5y	)	(849,153)	(6o	)	—			2,772,516
Asset impairment	1,086,983	568,529	155,771	(5z	)	—			—			1,811,283
Interest expense	1,248,225	903,285	—			40,464	(6p	)	(202,898)	(7b	)	1,989,076
Loss on debt extinguishment	118,460	—	—			—			—			118,460
Leasing expenses	323,535	141,648	49,374	(5aa	)	368,930	(6q	)	—			883,487
Selling, general and administrative expenses	242,161	179,584	8,537	(5ab	)	—			—			430,282
Transaction-related expenses	—	—	—			146,325	(6r	)	—			146,325
Impairment on goodwill	—	155,771	(155,771)	(5z	)	—			—			—
Other expense	—	108,252	(108,252)	(5ac	)	—			—			—
Provision for financing receivables	—	38,985	(38,985)	(5ad	)	—			—			—

Total Expenses	4,664,737	4,034,059	(51,035)			(293,434)			(202,898)			8,151,429
Loss on investment at fair value	(143,510)	—	—			—			—			(143,510)

(Loss) income before income taxes and income of investments accounted for under the equity method	$(314,618)	$(183,579)	$—			$140,438			$202,898			$(154,861)
Income tax benefit (expense)	17,231	(60,548)	—			(17,555)	(6s	)	(25,362)	(7c	)	(86,234)
Equity in net earnings of investments accounted for under the equity method	2,464	38,411	—			—			—			40,875

Net (loss) income	$(294,923)	$(205,716)	$—			$122,883			$177,536			$(200,220)
Net income attributable to non-controlling interest	(3,643)	—	—			—			—			(3,643)

Net (loss) income attributable to the combined company	$(298,566)	$(205,716)	$—			$122,883			$177,536			$(203,863)

Basic loss per share	$(2.34)											$(0.85)
Diluted loss per share	$(2.34)											$(0.85)
Weighted average shares outstanding - basic	127,743,828					111,500,000	(6m	)				239,243,828
Weighted average shares outstanding - diluted	127,743,828					111,500,000	(6m	)				239,243,828

See the accompanying notes to the unaudited condensed combined pro forma financial information, which are an integral part of these statements.

NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL INFORMATION

1. Description of the transaction

On March 9, 2021, AerCap entered into the Transaction Agreement with GE. Upon consummation of the GECAS Transaction, GECAS will become a wholly-owned subsidiary of AerCap. The combined company’s total portfolio will consist of over 2,000 owned and managed aircraft, over 900 owned and managed engines, including engines owned by the Shannon Engine Support Ltd. joint venture and over 300 owned helicopters as of June 30, 2021. Under the terms of the Transaction Agreement, GE will receive 111.5 million AerCap shares, approximately $22.8 billion in cash (after taking into account the Cash Adjustment) and $1 billion of AerCap Notes.

The unaudited condensed combined pro forma financial information has been prepared assuming that the cash consideration to be paid by AerCap in the GECAS Transaction will be financed with the net proceeds from one or more unsecured notes offerings, secured term loan borrowings and the Cash Adjustment, and that GE will receive $1 billion of AerCap Notes upon closing the GECAS Transaction. AerCap shareholders approved the GECAS Transaction on May 12, 2021.

Upon the closing of the GECAS Transaction, GE will own approximately 46% of the combined company, while existing AerCap shareholders will own approximately 54% of the combined company. The AerCap ordinary shares issued to GE upon closing of the GECAS Transaction will be subject to a lock-up period which will expire in stages over a 9 to 15 month period after the closing date of the GECAS Transaction. In addition, GE has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

2. Basis of the pro forma presentation

The unaudited condensed combined pro forma financial information is based on the historical consolidated financial statements of AerCap and the historical combined carve-out financial statements of GECAS. Certain reclassifications have been made to the GECAS historical combined carve-out financial statements to conform to AerCap’s financial statement presentation.

The GECAS Transaction will be accounted for, and the unaudited condensed combined pro forma financial information has been prepared, using the acquisition method. The acquisition method is based on ASC 805, Business Combinations (‘‘ASC 805’’) and uses the fair value concepts defined in ASC 820, Fair Value Measurements (“ASC 820”). ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred is measured at current market price at the consummation of an acquisition. Due to fluctuations in the market price of AerCap’s ordinary shares, this requirement will likely result in a valuation of the actual equity consideration that is different from the valuation presented in this unaudited condensed combined pro forma financial information.

Under the acquisition method, the assets acquired and liabilities assumed will be recorded as of the consummation of the GECAS Transaction at their respective fair values and consolidated with the assets and liabilities of AerCap. Financial statements and reported results of operations of AerCap issued after the consummation of the GECAS Transaction will reflect these values. Additional fair value adjustments to assets and liabilities might be recorded upon the consummation of the GECAS Transaction. The effect of such adjustments and the impact of differences between the fair values assumed in this unaudited condensed combined pro forma financial information and the fair values at consummation of the GECAS Transaction could be material.

3. Estimate of purchase consideration

The following is a preliminary estimate of the consideration expected to be transferred to effect the acquisition of GECAS:

Estimated fair value as of June 30, 2021
(U.S. Dollars in thousands, except share data)
Cash consideration	23,905,398
AerCap Notes issued to GE	1,000,000
Cash Adjustment	(1,101,960)
111.5 million AerCap ordinary shares issued at an assumed price of $60.43 on October 14, 2021	6,737,945

Estimate of consideration expected to be transferred	30,541,383

The estimated consideration expected to be transferred reflected in this unaudited condensed combined pro forma financial information does not purport to represent what the actual consideration transferred will be when the GECAS Transaction is consummated. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred will be measured upon the consummation of the GECAS Transaction at the then current market price. This requirement will likely result in an equity consideration different from the $6.7 billion assumed in this unaudited condensed combined pro forma financial information and that difference may be material. For example, a 10% increase (decrease) in the AerCap share price would result in an increase (decrease) of approximately $673.8 million in the estimated consideration transferred. From the announcement of the GECAS Transaction on March 10, 2021 to October 15, 2021, AerCap’s shares have traded between $47.30 and $63.49, with an average of $56.30.

4. Estimate of assets to be acquired and liabilities to be assumed

The final determination of the fair value of GECAS’ assets and liabilities will be based on assets and liabilities of GECAS that exist as of the closing date of the GECAS Transaction, including the maintenance condition of acquired flight equipment, and, therefore, such final determination cannot be made prior to the completion of the GECAS Transaction. In addition, and as noted in the preceding note, the value of the consideration to be paid by AerCap upon the consummation of the GECAS Transaction will be determined based on, in part, the closing price of AerCap’s ordinary shares on the closing date of the GECAS Transaction.

As a result of the foregoing, the pro forma adjustments, including the purchase price allocation presented below, are preliminary and subject to change as additional information becomes available and additional analysis is performed, and such changes could be material. AerCap currently expects to complete the final purchase price allocation no later than one year following the consummation of the GECAS Transaction. The preliminary pro forma adjustments have been made solely for the purpose of preparing the unaudited condensed combined pro forma financial information. As noted in note 6(e), AerCap has not completed its assessment of whether AerCap expects the GECAS Transaction to result in AerCap’s acquiring or assuming other intangible assets or liabilities and AerCap has not currently recognized other intangible assets or liabilities, including contracts related to aircraft on order. The final purchase price allocation may be materially different from the preliminary purchase price allocation presented herein.

If the trading value of AerCap ordinary shares at the time of consummation of the GECAS Transaction, plus the amount of cash consideration to be transferred, results in an amount of consideration transferred that is lower than the fair value of the acquired assets less the fair value of the liabilities assumed, a gain equal to the amount of the difference may be recorded upon the consummation of the GECAS Transaction. If the trading value of AerCap ordinary shares at the time of consummation of the GECAS Transaction, plus the amount of cash consideration to be transferred, results in an amount of consideration transferred that is higher than the fair value of the acquired assets less the fair value of the liabilities assumed, goodwill equal to the amount of the difference may be recorded upon the consummation of the GECAS Transaction.

As of
June 30, 2021
(U.S. Dollars in thousands)
Flight equipment held for operating leases, net	$23,572,989
Investment in finance and sales-type leases, net	1,513,333
Prepayments on flight equipment	3,450,853
Maintenance rights and lease premium, net	2,388,896
Accrued maintenance liability	(1,029,534)
Lessee deposit liability	(246,593)
Debt	(111,978)
Deferred income tax liabilities	(1,273,022)
Other assets and liabilities	2,245,399
Cash and cash equivalents and restricted cash	31,040

Estimate of fair value of net assets acquired at June 30, 2021	$30,541,383

Estimate of consideration expected to be transferred	$30,541,383

5. Conforming adjustments

Certain reclassifications have been made to the historical condensed combined carve-out financial statements of GECAS to conform to AerCap’s consolidated financial statement presentation. These reclassifications, which are included in the column under the heading “Conforming adjustments,” represent the following:

Balance Sheet

a.	Reclassification of the following items, as AerCap reports these items within Trade receivables:

As of June 30, 2021
(U.S. Dollars in thousands)
Operating lease receivables (see note 5(i) below)	$341,139
Bad debt reserves and other assets within Other Assets (see note 5(g) below)	(20,438)

Total adjustment	$320,701

b.	Reclassification of $65.7 million, of capitalized costs from Other assets to Flight equipment held for operating leases, net (see note 5(g) below).

c.	Reclassification of $1,699.2 million of finance and sales-type leases, as AerCap reports these items within Investment in finance and sales-type leases, net (see note 5(h) below).

d.	Reclassification of $918.3 million of assets related to Prepayments on flight equipment within Other assets, as AerCap reports these items within Prepayments on flight equipment (see note 5(g) below).

e.

Reclassification of maintenance rights assets and lease premium assets, net, of $68.5 million, within Goodwill and intangible assets, net, as AerCap reports these items within Maintenance rights and lease premium, net (see note 5(l) below).

f.	Reclassification of trademarks and customer lists of $21.9 million, within Goodwill and intangible assets, net, as AerCap reports these items within Other intangibles, net (see note 5(l) below).

g.	Reclassification of the following items within Other assets:

As of June 30, 2021
(U.S. Dollars in thousands)
Time sales and loans, net of allowance for credit losses within Investment in finance and sales-type leases (see note 5(h) below) to Other assets	$401,736
Operating lease right-of-use assets to Other assets (see note 5(k) below)	116,400
Associated companies from Associated companies to Other Assets (see note 5(j) below)	645,818
Other receivables within Operating lease receivables to Other assets (see note 5(i) below)	492,076
Bad debt reserves and other assets to Trade receivables (see note 5(a) above)	20,438
Assets related to prepayments on flight equipment to Prepayments on flight equipment (see note 5(d) above)	(918,268)
Aircraft related capitalized costs to Flight equipment held for operating leases, net (see note 5(b) above)	(65,660)
Notes receivable, net of provision, to Other assets (see note 5(i) below)	257,580

Total adjustment	$950,120

h.	Reclassification of the following items within Financing receivables, net of allowance for credit losses:

As of June 30, 2021
(U.S. Dollars in thousands)
Reclassification of finance and sales-type leases to Investment in finance and sales-type leases, net (see note 5(c) above)	$(1,699,213)
Time sales and loans, net of allowance for credit losses, to Other assets (see note 5(g) above)	(401,736)

Total adjustment	$(2,100,949)

i.	Reclassification of the following items within Operating lease receivables, as AerCap reports these items as follows:

As of June 30, 2021
(U.S. Dollars in thousands)
Operating lease receivables to Trade receivables (see note 5(a) above)	$(341,139)
Other receivables to Other assets (see note 5(g) above)	(492,076)
Notes receivable, net of provision, to Other assets (see note 5(g) above)	(257,580)

Total adjustment	$(1,090,795)

j.	Reclassification of Associated companies, accounted for in accordance with the equity method, of $645.8 million, as AerCap reports these items within Other Assets (see note 5(g) above).

k.	Reclassification of Operating lease right-of-use assets of $116.4 million, as AerCap reports these items within Other assets (see note 5(g) above).

l.	Reclassification of the following items within Goodwill and intangible assets, net, as AerCap reports these items as follows:

As of June 30, 2021
(U.S. Dollars in thousands)
Maintenance rights assets and lease premium assets, net to Maintenance rights and lease premium, net (see note 5(e) above)	$(68,489)
Trademarks and customer lists to Other intangibles, net (see note 5(f) above)	(21,850)

Total adjustment	$(90,339)

m.	Reclassification of Deferred income of $157.5 million, as AerCap reports deferred income within Accounts payable, accrued expenses and other liabilities.

n.	Reclassification of maintenance security deposits of $17.0 million within Accrued maintenance liability, as AerCap reports this item within Lessee deposit liability (see note 5(o) below).

o.	Reclassification of the following items as AerCap reports these items within Lessee deposit liability:

As of June 30, 2021
(U.S. Dollars in thousands)
Maintenance security deposits within Accrued maintenance liability (see note 5(n) above)	$16,971
Sales deposits (see note 5(q) below)	49,961

Total adjustment	$66,932

p.	Reclassification of $24.7 million of Short-term borrowings, net of debt issuance costs, as AerCap reports short-term borrowings, net of debt issuance costs within Debt.

q.	Reclassification of Sales deposits of $50.0 million within Accrued maintenance liability, as AerCap reports this item within Lessee deposit liability (see note 5(o) above).

Income Statement

r.	Reclassification of the following items, as AerCap reports these within Basic lease rents:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Operating lease revenue (see note 5(v) below)	$1,299,488	$2,848,246
Finance lease revenue within Finance lease and interest revenue (see note 5(w) below)	61,937	117,769
Operating lease revenue from GE (see note 5(x) below)	55,206	142,050
Other income (see note 5(u) below)	1,161	22,904

Total adjustment	$1,417,792	$3,130,969

s.	Reclassification of the following items, as AerCap reports these within Maintenance rents and other receipts:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Supplemental rent income within Operating lease revenue (see note 5(v) below)	$168,222	$395,912
Supplemental rent income from GE (see note 5(x) below)	3,329	15,427
Supplemental rent income within Finance lease and interest revenue (see note 5(w) below)	1,490	—

Total adjustment	$173,041	$411,339

t.	Reclassification of Other income to Net (loss) gain on sale of assets:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Net (loss) gain on sale of assets (see note 5(u) below)	$(765)	$8,009

u.	Reclassification of the following items within Other income:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Loan interest income from Finance lease and interest revenue, net (see note 5(w) below)	$47,193	$81,193
Other income from GE (see note 5(x) below)	4,496	22,240
Interest and other income from Operating lease revenue, net (see note 5(v) below)	405	7,611
Net loss (gain) on translations related to sale of assets (see note 5(t) above)	765	(8,009)
Other income to Basic lease rents (see note 5(r) above)	(1,161)	(22,904)
Inventory cost of sales from Other expense (see note 5(ac) below)	(31,872)	(51,035)

Total adjustment	$19,826	$29,096

v.	Reclassification from Operating lease revenue, net to the following:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Operating lease revenue to Basic lease rents (see note 5(r) above)	$(1,299,488)	$(2,848,246)
Supplemental rent income to Maintenance rents and other receipts (see note 5(s) above)	(168,222)	(395,912)
Interest and other income to Other income (see note 5(u) above)	(405)	(7,611)

Total adjustment	$(1,468,115)	$(3,251,769)

w.	Reclassification from Finance lease and interest revenue, net to the following:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Finance lease revenue to Basic lease rents (see note 5(r) above)	$(61,937)	$(117,769)
Loan interest income to Other income (see note 5(u) above)	(47,193)	(81,193)
Finance lease revenue to Maintenance rents and other receipts (see note 5(s) above)	(1,490)	—

Total adjustment	$(110,620)	$(198,962)

x.	Reclassification from Operating lease revenue from GE to the following:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Operating lease revenue to Basic lease rents (see note 5(r) above)	$(55,206)	$(142,050)
Management fee income to Other income (see note 5(u) above)	(4,496)	(22,240)
Supplemental rent income to Maintenance rents and other receipts (see note 5(s) above)	(3,329)	(15,427)

Total adjustment	$(63,031)	$(179,717)

y.	Reclassification of amortization of intangible assets and depreciation of property, plant and equipment from Other expenses to Depreciation and amortization:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Amortization of intangible assets and depreciation of property, plant and equipment (see note 5(ac) below)	$14,203	$38,291

z.	Reclassification of Impairment on goodwill to Asset impairment:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Impairment on goodwill (a)	$—	$155,771

(a) Historic asset impairments including any goodwill impairments have not been eliminated in the unaudited condensed combined pro forma financial information.

aa. Reclassification within Leasing expenses as follows:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Provision for financing receivables to Leasing expenses (see note 5(ad) below)	$(6,520)	$38,985
Right-of-use asset depreciation to Selling, general and administrative expenses (see note 5(ab) below)	(2,309)	(8,537)
Leasing expense from Other expense (see note 5(ac) below)	2,411	18,926

Total adjustment	$(6,418)	$49,374

ab. Reclassification of right-of-use asset depreciation to Selling, general and administrative expenses as follows:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Right-of-use asset depreciation to Selling, general and administrative expenses (see note 5(aa) above)	$2,309	$8,537

ac. Reclassification of Other expenses to the following:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Cost of sales to Other income (see note 5(u) above)	$(31,872)	$(51,035)
Amortization of intangible assets and depreciation of property, plant and equipment to Depreciation and amortization (see note 5(y) above)	(14,203)	(38,291)
Other expense to Leasing expenses (see note 5(aa) above)	(2,411)	(18,926)

Total adjustment	$(48,486)	$(108,252)

ad. Reclassification of Provision for financing receivables to Leasing expenses:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Provision for financing receivables to Leasing expenses (see note 5(aa) above)	$6,520	$(38,985)

6. Purchase accounting adjustments

Upon consummation of the GECAS Transaction, AerCap will perform a detailed review of GECAS’ accounting policies and make any necessary adjustments to harmonize the combined company’s financial statements to conform to those accounting policies of AerCap. The initial accounting policy review that has been performed has resulted in the harmonization of the maintenance accounting policies for the unaudited condensed combined pro forma balance sheet as of June 30, 2021 and the unaudited condensed combined pro forma income statements for the six months ended June 30, 2021 and year ended December 31, 2020, based on current estimates. The amortization of maintenance rights assets recognized in purchase accounting is dependent on a number of event specific factors including the timing of aircraft maintenance visits, the pattern of aircraft usage, and the timing of lease terminations. Differences between the forecasted maintenance activity and actual maintenance activity could materially impact the combined company’s future results of operations as compared to these pro forma income statements.

a.	Adjustment reflects the estimated cash consideration as follows:

As of
June 30, 2021
(U.S. Dollars in thousands)
Cash consideration	$(23,905,398)
Cash Adjustment	1,101,960

Total adjustment	$(22,803,438)

b.

As described above, the preliminary purchase accounting adjustment to acquired flight equipment held for operating leases, net, has been estimated based on currently available information including estimated physical maintenance condition, preliminary valuation studies, discussions with GECAS management and review of historical financial information. The valuation estimate has been calculated using the income approach. Key assumptions underlying the income approach and the projected cash flows were contracted and market rental rates, renewal options, release of aircraft, engine and helicopter assumptions, residual values and an appropriate discount rate.

c.

Adjustment reflects the measurement of Investment in finance and sales-type leases, net, at fair value using the income approach. Key assumptions underlying the income approach and the projected cash flows were contracted rental rates, renewal options and an appropriate discount rate. The adjustment also reflects the elimination of initial direct costs from the GECAS historical balance sheet.

As of
June 30, 2021
(U.S. Dollars in thousands)
Fair value adjustment of finance and sales-type leases, net	$(182,612)
Elimination of initial direct costs	(3,268)

Total adjustment	$(185,880)

d.	Adjustment reflects the elimination of intangible assets and capitalized interest related to prepayments on flight equipment from the GECAS historical balance sheet.

As of
June 30, 2021
(U.S. Dollars in thousands)
Elimination of GECAS historical intangible assets	$(12,623)
Elimination of GECAS historical predelivery payment capitalized interest	(87,698)

Total adjustment	$(100,321)

e.

Adjustment reflects an estimate of the fair value of Maintenance rights and lease premium assets, net. The estimated fair value of maintenance rights assets reflects the contractual right to receive an aircraft in a specified maintenance condition at the end of the lease under lease contracts with end of lease payment provisions or the right to receive the aircraft in better maintenance condition due to the obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposits rents held under lease contracts with maintenance reserve provisions, or through a lessor contribution to the lessee. Lease premium assets represent the fair value of an acquired lease where the contractual rental payments are above current market rents. Further review and validation will be performed upon the consummation of the GECAS Transaction. AerCap has not yet completed a full identification of other intangible assets; therefore, additional intangible assets may be recognized and valued upon the consummation of the GECAS Transaction. Additionally, the adjustment includes the elimination of maintenance rights assets and lease premium assets from the GECAS historical balance sheet.

As of
June 30, 2021
(U.S. Dollars in thousands)
Fair value adjustment of maintenance rights assets and lease premium assets	$2,388,896
Elimination of GECAS historical maintenance rights assets and lease premium assets	(68,489)

Total adjustment	$2,320,407

f.	Adjustment reflects elimination of historical Other intangibles, net, as they have been reflected in fair values of other assets or liabilities in the purchase price allocation.

g.

Adjustment reflects the measurement of a contingent asset at estimated fair value, elimination of historical loan origination costs, historical capitalized lease incentive costs and the elimination of historical straight-line rents and other assets that are not included as separate assets in the purchase price allocation. The accretion of the contingent asset is not expected to have a material impact on the combined company’s future results of operations. It also reflects an adjustment to retained earnings of prepaid transaction-related expenses on the historical balance sheet of AerCap, as for purposes of the unaudited condensed combined pro forma balance sheet such expenses are assumed to have been incurred on June 30, 2021 (see note 6(m)).

As of
June 30, 2021
(U.S. Dollars in thousands)
Contingent asset	$206,857
Elimination of loan origination costs	(53,844)
Elimination of capitalized lease incentive costs	(14,000)
Elimination of straight-line rents and other assets	(485,034)
Elimination of prepaid transaction-related expenses	(120,010)

Total adjustment	$(466,031)

Other assets on a pro forma combined basis consists of the following items:

Pro forma combined
As of June 30, 2021
(U.S. Dollars in thousands)
Investments	$785,608
Notes receivable, net of allowance for credit losses	774,882
Time sales and loans, net of allowance for credit losses	401,736
Lease incentives	163,100
Operating lease right-of-use assets	151,510
Debt issuance costs	144,414
Other assets and other receivables	862,018

$3,283,268

h.

Adjustment includes the elimination of straight-line rents that are not included as separate liabilities in the purchase price allocation. In addition, this adjustment reflects an estimate of the fair value of the lease deficiencies. Lease deficiency amounts represent the fair value of an acquired lease where the contractual rental payments are below current market rates. This adjustment also reflects the accrual of transaction-related expenses (see note 6(r)).

i.

Adjustment reflects the fair value of maintenance liabilities under the acquisition method. The fair value of maintenance liabilities includes the supplemental rent deposit liabilities, which represents supplemental rents received from lessees and held on deposit for future maintenance events, and estimated lessor contributions, which were determined based on the present value of the expected cash outflows. The adjustment also reflects the elimination of GECAS historical maintenance balances.

As of
June 30, 2021
(U.S. Dollars in thousands)
Fair value of supplemental rent deposit liabilities	$762,584
Fair value of lessor contributions	266,950
Less: GECAS historical maintenance balances	(1,328,464)

Total adjustment	$(298,930)

j.

Adjustment reflects security deposit liabilities, which represent cash received from lessees and held on deposit until lease expiration, at fair value by discounting the gross amount of the security deposits to present value.

k.	Adjustment reflects the issuance of AerCap Notes to GE as part of the consideration for the GECAS Transaction and the elimination of GECAS’ historical deferred debt issuance costs.

l.

Adjustments include the elimination of GECAS’ historical deferred income tax liability relating to U.S. federal income tax and also a reduction in the legacy non-U.S. deferred income tax liability due to acquiring assets from GE for their fair value. AerCap and GE will jointly make an election under Section 338(h)(10) of the Internal Revenue Code, as amended (the “Code”), for the GECAS Transaction to be treated as an asset sale for U.S. federal income tax purposes, meaning there will be a step-up in the tax basis of certain GECAS U.S. owned assets, e.g. aircraft, helicopters, engines, to their fair market value.

As of
June 30, 2021
(U.S. Dollars in thousands)
Elimination of GECAS historical U.S. deferred income tax liability	$(784,240)
Reduction of GECAS historical non-U.S. deferred income tax liability	(300,000)
Reduction of deferred income tax liability from transaction-related expenses	(18,291)

Total adjustment	$(1,102,531)

m.

Adjustment reflects the elimination of GECAS’ historical equity balances including Net parent investment, Accumulated other comprehensive loss and the increase to Additional paid-in capital of $6.7 billion and share capital of $1.4 million as a result of the issuance of 111.5 million AerCap ordinary shares.

The adjustment to Ordinary share capital was calculated as follows:

As of
June 30, 2021
(U.S. Dollars in thousands)
Issuance of 111.5 million AerCap ordinary shares	$1,360

The adjustment to Additional paid-in capital was calculated as follows:

As of
June 30, 2021
(U.S. Dollars in thousands)
Issuance of 111.5 million AerCap ordinary shares (a)	$6,736,585

(a) Represents shares with a closing share price of $60.43 as of October 14, 2021.

The adjustment to accumulated other comprehensive loss reflects the elimination of GECAS’ historical balance.

The adjustment to retained earnings of $128.0 million is calculated by (i) the elimination of $120.0 million of prepaid transaction-related expenses recognized in the AerCap historical balance sheet (see note 6(g)) and, (ii) the additional accrual of $26.3 million for transaction-related expenses not yet incurred, (see note 6(r)), all net of tax.

n.

Adjustment reflects the amortization of the lease premium and deficiencies for lease rents recognized under purchase accounting (see notes 6(e) and 6(h)). The lease premium and deficiency amounts are amortized straight-line over the remaining lease term as a reduction to Basic lease rents, with a weighted average remaining life of approximately 5.45 years.

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Amortization of lease premium	$(79,077)	$(157,350)
Amortization of lease deficiency	2,283	4,354

Total adjustment	$(76,794)	$(152,996)

o.

Adjustment reflects lower depreciation of flight equipment held for operating lease. The fair value of flight equipment held for operating lease is depreciated over the assets’ useful life, generally 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of estimated industry price, except where more relevant information indicates that a different residual value is more appropriate.

p.	Adjustment reflects the accretion of lessee deposit and maintenance liabilities:

	Six months ended June 30,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)
Adjustment to interest expense relating to maintenance liabilities	$17,105	$34,210
Adjustment to interest expense relating to security deposits	3,127	6,254

Total adjustment	$20,232	$40,464

The accretion of the fair value adjustment on maintenance liabilities and security deposits is calculated by using the effective interest method based on the applicable rate.

q.

Maintenance rights assets are recognized when AerCap acquires aircraft subject to existing leases. These assets represent the contractual right to receive the aircraft in a specified maintenance condition at the end of the lease under lease contracts with end of lease (“EOL”) compensation payment provisions, or the right to receive the aircraft in better maintenance condition due to the obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held under lease contracts with maintenance reserve provisions, or through a lessor contribution to the lessee.

Adjustment reflects the gross amortization of the maintenance rights assets, based on the forecasted pattern of maintenance activity. For leases with EOL maintenance provisions, the related EOL maintenance rights asset is amortized at lease termination. For leases with maintenance reserve payment provisions, the related maintenance rights asset is amortized at the time the lessee submits a reimbursement claim and provides the required documentation related to the cost of a qualifying maintenance event that relates to pre-acquisition usage. Differences between the forecasted maintenance activity and the actual maintenance activity could materially impact the combined company’s future results of operations as compared to these pro forma income statements.

For the five years following the consummation of the GECAS Transaction, the estimated amortization expense related to the preliminary fair value of the acquired maintenance rights assets is as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5

	(U.S. Dollars in millions)
Total estimated amortization (a)	$368.9	$287.0	$230.7	$174.2	$149.1

(a) The estimated weighted average amortization period is 3.69 years.

r.

Total non-recurring transaction-related expenses are currently estimated to be approximately $241.0 million. Such costs consist of fees associated with a bridge credit facility entered into by AerCap with an aggregated principal commitment of $19.0 billion (the ‘‘Bridge Credit Facility’’) and other banking, legal, accounting and professional fees directly attributable to the GECAS Transaction. Of this total, $94.7 million was incurred and is reflected in the historical income statement of AerCap for the six months ended June 30, 2021, of which, $35.7 million was accrued within Accounts payable, accrued expenses and other liabilities on the historical balance sheet of AerCap as of June 30, 2021, and the unamortized balance of commitment fees associated with the Bridge Credit Facility of $120.0 million was capitalized within Other Assets on the historical balance sheet of AerCap as of June 30, 2021.

Transaction-related expenses are not expected to be incurred in any period beyond 12 months from the closing date of the GECAS Transaction. Any such charge could affect the combined company’s future results of operations in the period in which such charges are incurred. The unaudited condensed combined pro forma income statement for the year ended December 31, 2020 reflects $146.3 million in non-recurring transaction-related expenses as if those costs were incurred on January 1, 2020.

For the purposes of the unaudited condensed combined pro forma balance sheet as at June 30, 2021, as described in note 6(h), AerCap has reflected an additional accrual as at June 30, 2021 of $26.3 million for the incurrence of transaction-related expenses not previously reflected in the historical June 30, 2021 interim financial statements of either AerCap or GECAS and as described in note 6(g) adjusted to retained earnings, the balance within Other Assets for prepaid transaction-related expenses. The total estimated costs less amounts reflected in the historical financial statements of AerCap and GECAS have been reflected as an adjustment to accumulated retained earnings, net of tax (see note 6(m)).

s.

Adjustment reflects the income tax impact of the purchase accounting adjustments (see notes 6(n), 6(o), 6(p), 6(q) and 6(r)) for the six months ended June 30, 2021 and for the year ended December 31, 2020 at the Irish statutory tax rate of 12.5%.

7. Acquisition Financing Adjustments

a.	Adjustment reflects the estimated proceeds, net of $135 million estimated debt issuance costs, from the financings used to fund the consideration to be paid to GE in the GECAS Transaction.

b.

Adjustment reflects the interest expense on the financings used to fund the consideration to be paid to GE in the GECAS Transaction (including the AerCap Notes issued to GE), with an assumed weighted average interest rate of 2.75%. An increase or decrease of 12.5 basis points in the weighted average interest rate would result in an interest expense increase or decrease of approximately $31.25 million. Adjustment also reflects the elimination of GECAS historical interest expense, allocated by GE, for which GECAS is not the primary obligor. The interest being eliminated will not be incurred by the combined company after the consummation of the GECAS Transaction:

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
	(U.S. Dollars in thousands)	(U.S. Dollars in thousands)
Pro forma interest on GECAS financing (including the AerCap Notes issued to GE)	$343,750	$687,500
Elimination of GECAS historical interest expense, allocated by GE	(398,421)	(890,398)

Total adjustment	$(54,671)	$(202,898)

c.

Adjustment reflects the income tax impact of the adjustment to Interest expense, for the six months ended June 30, 2021 and for the year ended December 31, 2020, at the Irish statutory tax rate of 12.5%.